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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November, 2005

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
                                               Form 20-F [ ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):          Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):          Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                     Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NEUROCHEM INC.
November 22, 2005


                                   By:  /s/ David Skinner
                                        ---------------------------------------
                                        David Skinner
                                        General Counsel and Corporate Secretary
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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                   Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------
For further information, please contact:

Lise Hebert, PhD                                           Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com

         NEUROCHEM ENROLLS FIRST PATIENT IN PHASE III CLINICAL TRIAL
                       FOR ALZHEIMER'S DISEASE IN EUROPE

                                STUDY ON SCHEDULE

LAVAL, QUEBEC, CANADA, NOVEMBER 22, 2005 -- Neurochem Inc. (NASDAQ: NRMX; TSX:
NRM) announced today that the first patient in its European Phase III clinical trial on Alzhemed(TM) (3-amino-1-propanesulfonic acid, 3APS), has been enrolled at the Middelheim Ziekenhuis centre in Belgium. Alzhemed(TM) is Neurochem's investigational product candidate for the treatment of Alzheimer's disease (AD).

The on-going European Phase III clinical trial, a multi-centre, randomized, double-blind, placebo-controlled and parallel designed study, is on schedule and will investigate the safety and efficacy of Alzhemed(TM) in treating AD, with some 930 mild-to-moderate AD patients expected to take part. They will be randomized to receive either placebo or one of two different dose levels of Alzhemed(TM) for a period of 18 months, in addition to their regular treatment with one of a number of acetylcholinesterase inhibitors.

"This Phase III clinical trial for Alzhemed(TM) is, in my view, the one raising the most hope in Europe for the treatment of Alzheimer's disease," said Bruno Vellas, MD, Ph.D. Dr. Vellas is Professor of Medicine and Chairman of the Department of Internal Medicine and Geriatric Medicine, as well as Chief of the Alzheimer's Disease Clinical and Research Center at the University Hospital Center in Toulouse, France. Dr. Vellas is also the Principal Investigator of the Phase III clinical trial on Alzhemed(TM) in Europe for the European Alzheimer's Disease Consortium. "Alzhemed(TM)'s good tolerability profile and unique mechanism of action aimed at stopping the progression of the disease rather than targeting the symptoms are particularly interesting. The enthusiasm evidenced by the large attendance at our recent investigator meeting in Vienna for this Phase III clinical trial illustrates the European medical community's interest in and the excitement about participating in this trial," he added.

NORTH AMERICAN PHASE III CLINICAL TRIAL ON-GOING
Neurochem continues its North American Phase III clinical trial for Alzhemed(TM) following a third consecutive recommendation from its Independent Safety Review Board on the safety and tolerability of the product candidate. The Company recently completed the enrolment of 1,052 patients with mild-to-moderate AD for the trial being conducted in 51 U.S. and 17 Canadian clinical centers across North America, over a
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period of 18 months. Both the European and North American trials are designed to demonstrate the disease-modifying potential of Alzhemed(TM).

ABOUT ALZHEMED(TM) Alzhemed(TM) is an orally administered, small organic molecule that has been designed to modify the course of AD through its anti-amyloid activity. As part of a novel "disease modifying" class of product candidates, Alzhemed(TM) is thought to act at two levels: by preventing and slowing the formation and the deposition of amyloid fibrils in the brain and by binding to soluble A(BETA) protein to reduce the amyloid-induced toxicity on neuronal and brain inflammatory cells.

ABOUT NEUROCHEM
Neurochem is focused on the development and commercialization of innovative therapeutics principally for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was concluded in April 2005. The Company is in the process of submitting a New Drug Application (NDA) for Fibrillex(TM) on a "rolling" basis that the FDA has agreed to file and review. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
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This news release contains forward-looking statements regarding Alzhemed(TM)
(3-amino-1-propanesulfonic acid, 3APS), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve Alzhemed(TM) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.